FANTASYBOSS INC FINANCIAL STATEMENTS
Period of February 25, 2021 – May 31, 2021

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

Fantasyboss Inc.

Austin, TX

I have reviewed the accompanying financial statements of Fantasyboss Inc. (C-Corporation), which comprise the balance sheet as of May 31, 2021, and the related statements of income, changes in owner's equity and cash flows for the period of February 25, 2021 through May 31, 2021, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest l. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

July 1, 2021

FANTASYBOSS INC.
Balance Sheet
As of May 31, 2021

ASSETS		
Cash	$	15,986
Total Current Assets	$	**15,986**
Non-current assets		-
Total Non-current Assets	$	-
TOTAL ASSETS	$	**15,986**
LIABILITIES		
Current Liabilities		-
Total Current Liabilities	$	-
Non-current Liabilities		-
Total Non-current Liabilities	$	-
TOTAL LIABILITIES	$	-
OWNER'S EQUITY		
Common Stock par value $0.00001	$	80
10,000,000 shares authorized, 8,000,000 issued		
Owner Equity		40,160
Retained Earnings		(24,254)
TOTAL EQUITY	$	**15,986**
TOTAL LIABILITIES AND OWNER'S EQUITY	$	**15,986**

FANTASYBOSS INC.
Statement of Changes in Owner's Equity For
the Period February 25, 2021 - May 31, 2021

OWNER'S EQUITY - BEGINNING

Owner's Equity	$	-
Add:		
Owmer Investment		40,160
Common Stock		80
TOTAL	$	40,240
Subtract:	$	
Net Income/(Loss)		(24,254)
TOTAL	$	(24,254)
OWNER'S EQUITY - ENDING	$	15,986

FANTASYBOSS INC.
Income Statement
For the Period February 25, 2021 - May 31, 2021

Revenue	$	-
Total Revenue	$	-
Expenses		
Consultants	$	8,215
IT and Internet		16,017
Meals and Entertainment		22
Total Expenses		24,254
NET INCOME	$	(24,254)

FANTASYBOSS INC.
Statement of Cash Flows
For the Period February 25, 2021 - May 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net income/(Loss)	$	(24,254)
Increase in net assets		
(Increase) decrease from operating assets		-
Increase (decrease) from operating liabilities		-

Net cash provided by operating activities	(24,254)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided by investing activities	

CASH FLOWS FROM FINANCING ACTIVITIES

Common Stock	80
Owner Investment	40,160

Net cash used in financing activities	40,240
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,986
CASH AND CASH EQUIVALENTS, beginning of year	-
CASH AND CASH EQUIVALENTS, end of year	15,986

Interest paid	$	-

FANTASYBOSS INC.
NOTES TO FINANCIAL STATEMENTS
May 31, 2021

NOTE A – THE ORGANIZATION

Nature of operations

Fantasyboss Inc is a web application in the fantasy sports gaming market. The company is now in development of the platform that will structure the income generation. The design capitalizes on several areas that fantasy applications currently do not. To keep players focused through out an income generating season, the company will use gamification, engagement and crypto.

Fantasyboss Inc has built a Wefunder campaign that is set to go live in July. The president and founder of Fantasyboss Inc. has set a preliminary goal of raising approximately $350,000. Currently the company has enlisted the help of several tech and influencing contactors to provide the initial push of the program.

Revenue

During the period of February 25, 2021 through May 31, 2021 the Company is in a pre-launch phase. There was no revenue while the organization created and designed its application. Funding was supplied through investor loans which are long-term liabilities.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There were no cash equivalents as of May 31, 2021. The Company's cash balance was $15,986 at May 31, 2021. The company is currently seeking investors as it creates an audience for the launch of its business on the internet.

Taxes

Income

The Company does not have a provision for income tax liability account for 2021. They are in the pre-launch phase and income/loss for the rest of 2021 is unknown. However, as the year progresses, income tax considerations will be made. All federal and state tax filings are current.

Sales

Fantasyboss Inc. expects to monetize on a worldwide basis dependent on consumer demand. Currently there are no provisions for state or foreign income taxes or sales and use tax. The Company assess potential tax liability as a part of routine financial planning.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. There were no advertising costs for the period presented.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture and fixtures 3 years. Depreciation expense and accumulated depreciation for the year was $0. The company holds no capital assets as of May 31, 2021.

Amortization

Intangible assets are amortized over a 15-year period. Amortization expense and accumulated amortization are $0. For the year ended May 31, 2021, there were no intangible assets held.

NOTE C – OWNER EQUITY

The Owner Equity account represents amounts provided to the company by ownership for operations during the pre-launch phase.

NOTE D – COMMON STOCK

As of May 31, 2021, the Company has 10,000,000 shares of stock authorized with a par value of $0.00001 per share for a total value of $100. The issued common stock at the year-end was 8,000,000 with a total value of $80.

NOTE E - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through July 1, 2021, the date that the financial statements were available to be issued.